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                                                                 Exhibit (d)(iv)

                             EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT (the "Agreement") is made as of May 12, 2000, by and between CAREY INTERNATIONAL, INC., a Delaware corporation (the "Company") and DON R. DAILEY, of Washington, D. C. (the "Executive").

                        W I T N E S S E T H   T H A T:
                        - - - - - - - - - -   - - - -

     WHEREAS the Executive has been employed by the Company or its predecessors in an executive capacity for approximately thirty-two (32) years; and

     WHEREAS, the Company and the Executive desire to enter into this Employment Agreement to set forth the terms and conditions of the Executive's employment with the Company and to provide the Executive the ability to receive severance benefits in certain circumstances;

     NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive hereby agree as follows:

     1. Employment and Employment Period. The Company agrees to employ the Executive and the Executive agrees to be employed by the Company, on the terms and conditions set forth in this Agreement, for a period commencing on the date hereof and continuing thereafter until the earlier to occur of (a) the Executive's Normal Retirement Date under the Company's qualified retirement plan and (b) the termination of the Executive's employment pursuant to Section 5 (the "Employment Period").

     2. Title and Duties. The Executive shall serve the Company as its President. The Executive shall have the duties, responsibilities and authority commensurate with such position and such other duties and responsibilities as may be reasonably assigned to the Executive by the Chief Executive Officer of the Company. The Executive shall report exclusively to the Chief Executive Officer of the Company and shall perform his assigned duties and responsibilities at the offices of the Company in Washington, D.C.

     During the Employment Period, the Executive shall devote substantially all of his working time, attention, skill and efforts during normal working hours to the performance of his duties, faithfully and to the best of his abilities. The Executive shall not engage in any other business activity during the term of this Agreement, other than an activity approved by the Chief Executive Officer. The Company encourages participation by the Executive on community boards and committees and in activities generally considered to be in the public interest, but the Chief Executive Officer and the Board of the Directors shall have the right to approve or disapprove, in their sole discretion, the Executive's participation on such boards and committees.

     3. Compensation and Benefits. For the services rendered by the Executive to the Company during the Employment Period, the Company shall pay to the Executive the compensation and benefits set forth in this Section 3.

          (a) Salary. As compensation for services performed under and during the Employment Period, the Company shall pay to the Executive, in regular periodic installments, a minimum base salary (the "Base Salary") at the rate of Two Hundred Seventy-Five Thousand Dollars ($275,000) per year. The Executive's Base Salary may be adjusted upward from time to time at the sole discretion of the Chief Executive Officer of the Company.

          (b) Incentive Compensation. In addition to the Base Salary provided for above, the Executive shall be entitled to receive each year incentive compensation, short and/or long term, in such amount as the Board of Directors shall determine.

          (c) Benefits. At all times during the term of this Agreement, the Executive shall be entitled to receive fringe benefits not less favorable to the Executive than the fringe benefits to which the Executive is entitled as of the date of this Agreement. The Company agrees that no provision of this Agreement is intended to, or shall be deemed to be, a grant or payment to the Executive in lieu of any rights and privileges to which the Executive may be entitled as an executive or employee of the Company under any other executive or other incentive plan, retirement, pension, insurance, hospitalization or other benefit plan which may now or hereafter be in effect, it being understood that the Executive shall have no lesser rights and privileges to participate in such plans or benefits than any other executive or employee of the Company.

     4. Expenses. Subject to the reasonable policies and procedures of the Company, the Executive shall be entitled to be fully reimbursed for all reasonable expenses incurred by him in the performance of his duties hereunder, and the Company will reimburse the Executive from time to time for all such reasonable expenses upon presentation of a written itemized account thereof together with such vouchers, receipts and other evidence of such expenses as the Company may reasonably deem to be necessary.

     5. Termination and Termination of Benefits. The Executive's employment with the Company shall terminate under the following circumstances:

          (a) Death. In the event of the Executive's death during his employment under this Agreement, the Executive's employment shall terminate on the date of his death; provided, however, that, for a period of three (3) months following the Executive's death, the

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Company shall pay to the Executive's designated beneficiary (or to his estate, if he fails to make such designation) an amount equal to the Executive's salary at the rate of his Base Salary in effect at the time of his death, such payments to be made on the same periodic dates as salary payments would have been made to the Executive had he not died.

          (b) Disability. In the event that the Executive becomes disabled, as determined under the Company's long-term disability income plan, during his employment under this Agreement, then, at the discretion of the Board of Directors of the Company, the Executive's employment hereunder shall terminate as of a date specified by the Board not earlier than ten (10) days following the Board's consideration of the matter. In such event, the Executive shall continue to receive his Base Salary under Section 3(a), and any benefits to which he is entitled in accordance with Section 3(c), until he becomes eligible for disability income under the Company's long-term disability income plan or, in the absence of a long-term disability income plan at the time of such disability, until the commencement of disability payments in accordance with the last sentence of this Section 5(b). Thereafter, for the period specified in such long-term disability income plan, the Executive shall be entitled to receive an annual disability benefit equal to the greater of (i) the amount of disability benefit payable under the plan and (ii) an amount per year equal to eighty (80) percent of the Executive's total compensation for the year immediately preceding his termination less any benefit payable to the Executive under such plan. While receiving such disability income payments, the Executive shall not receive any Base Salary or incentive compensation under Sections 3(a) or 3(b) (except a payment which has already been earned but is payable as of a later date), but shall (i) continue to participate (on the terms in effect at his date of disability) in the Company's other benefit plans and to receive other benefits as specified in Section 3(c) until his employment under this Agreement terminates or, if later, the date specified in such plans for termination of participation in the event of disability, and (ii) be deemed for purposes of the Company's retirement plans to have completed each year such number of hours of service with the Company as shall be necessary to avoid a "1-year break in service" within the meaning of Section 411(a)(6)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). In the absence of a long-term disability income plan at the time of the Executive's disability, the determination of disability shall be made as if the Company's current long-term disability income plan were in effect at such time.

          (c) Termination by the Executive Without Good Reason. The Executive may resign from the Company at any time upon ninety (90) days prior written notice to the Board of Directors of the Company. In the event of resignation by the Executive under this Section 5(c), the Board of Directors may elect to waive the period of notice, or any portion thereof and, in such event, the Company will pay the Executive's Base Salary for the notice period (or for any remaining portion of the period). In the event of such termination by the Executive of his employment hereunder, the Executive shall be entitled to receive any accrued but unpaid Base Salary through the effective date of such termination and any accrued benefits payable to the Executive in accordance with the Company's benefits policies or the provisions of any benefit plan in which he is then a participant.

          (d) Termination by the Company Without Cause. The Executive's employment under this Agreement may be terminated without cause by a vote of a majority of the members of the Board of Directors on written notice to the Executive. In the event of such termination, the Executive shall be entitled to the following benefits:

              (i) The Company shall pay to the Executive, in a lump sum within five (5) days of termination, as severance pay and in addition to any accrued but unpaid Base Salary and benefits to which he is entitled, an amount equal to three (3) times the Executive's total compensation received from the Company (including Base Salary and all other amounts payable pursuant to this Agreement) during the Executive's last full year of employment with the Company prior to such termination;

              (ii) Subject to his not becoming eligible to receive similar benefits elsewhere on similar terms, for a period of three (3) years following such termination or until the Executive attains age sixty-five (65), whichever is longer, the Company shall maintain in effect all employee welfare benefits (excluding any incentive compensation program) to which the Executive was entitled at any time during the six (6) months preceding such termination; and

              (iii) The Executive without further action by the Executive or the Company shall automatically become fully vested in all benefits accrued on his behalf under any benefit programs of the Company and in any options theretofore granted by the Company to the Executive remaining unexercised as of the date of termination.

          Any health care continuation period to which the Executive may be entitled under Section 4980B of the Code and/or Section 601 through Section 609 of the Employee Retirement Income Security Act of 1974 and under any analogous state or local law shall commence immediately following the period specified in clause (ii) hereof. Upon expiration of such health care continuation period, subject to the terms of any group health plan then in place, the Executive shall be entitled at his own expense to convert his coverage under such plan to an individual (or family) health care policy.

          In the event that the Executive's participation in any of the foregoing benefit plans is barred by law or otherwise, or in the event that any such benefit plan is discontinued or the benefits thereunder are materially reduced during such period, the Company shall

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provide the Executive with benefits substantially similar to those to which the
Executive was entitled immediately prior to the date of his termination of employment.

          (e) Termination by the Executive For Good Reason. The Executive may terminate his employment hereunder for Good Reason at any time upon thirty (30) days prior written notice to the Board of Directors of the Company. Only the following shall constitute "Good Reason" for such termination:

              (i) Failure by the Company to perform fully the terms of this Agreement other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and remedied by the Company promptly (but not later than five (5) days) after receiving notice thereof from the Executive;

              (ii) Any reduction in the Executive's Base Salary from the Company, unless such reduction is agreed upon in advance by the Executive;

              (iii) The assignment to the Executive of any duties inconsistent in any material respect with his position or with his authority, duties or responsibilities as President of the Company, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and remedied by the Company promptly (but not more than five (5) days) after receipt of notice thereof given by the Executive;

              (iv) Failure by the Company to continue in effect any benefit, retirement or compensation plan (including all plans of any nature described in this Agreement) in which the Executive is participating as of the date hereof (or plans providing substantially similar or greater benefits), or the Company takes any action which would adversely affect the Executive's participation in or reduce the Executive's benefits under any of such plans or deprive the Executive of any fringe benefit or perquisite enjoyed by the Executive as of the date hereof;

              (v) Any change, without the Executive's consent, in the place of the Executive's principal place of employment to a location more than fifty (50) miles outside the primary metropolitan statistical area including Washington, D.C.; or

              (vi) Any failure by the Company to obtain an assumption and agreement to perform this Agreement by a successor to the Company.

In such event, the Executive shall have no further obligations to the Company except his obligations under Section 7 hereof and shall be entitled to the termination benefits set forth in Section 5(d) above.

          (f) Termination by the Company For Cause. The Executive's employment hereunder may be terminated by the Company for Cause, effective immediately, by a vote of two-thirds (2/3) of the members of the Board of Directors of the Company on written notice to the Executive setting forth in reasonable detail the nature of such Cause; provided, however, that the Executive shall first have been accorded an opportunity upon reasonable notice to appear before the Board with counsel of his choice to discuss the basis for his proposed termination. Only the following shall constitute "Cause" for such termination:

               (i) The Executive's conviction of any felony (other than an offense related to the operation of an automobile which results only in a fine or other noncustodial penalty or an offense relating to any action taken by the Executive in carrying out the Company's business as directed by the Board of Directors of the Company) by a court of competent jurisdiction;

              (ii) The Executive's commission of an act of fraud or theft involving the Company; or

              (iii) Willful refusal or gross neglect by the Executive to perform the duties reasonably assigned to him and consistent with his position with the Company or otherwise to comply with the material terms of this Agreement, which refusal or gross neglect continues for more than twenty (20) days after the Executive receives written notice thereof from the Company.

     6. Change of Control of the Company. In the event that a Change of Control of the Company occurs during the Employment Period, the Company shall pay to the Executive, within ten (10) days following the Change of Control, the sum of One Million Two Hundred Fifty Thousand Dollars ($1,250,000).

     For purposes of this Agreement, "Change of Control" means (a) the acquisition by any person or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except for an employee benefit plan sponsored by the Company, of beneficial ownership (within the meeting of Rule 13(d)-3 promulgated under the Exchange Act) of twenty (20) percent or more of (i) the outstanding shares of common stock of the Company, or (ii) the combined voting power of the then outstanding voting securities of the Company that are entitled to vote generally in the election of directors, (b) individuals who, as of May 12, 2000, are members of the Company's Board of Directors or directors whose subsequent nomination or election was approved by a vote of at least a

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

majority of such incumbents, but excluding any individual whose initial assumption of office occurs as a result of an actual or threatened solicitation to which Rule 14a -11 or Regulation 14A promulgated under the Exchange Act applies (or other actual or threatened solicitation of proxies or consents), cease for any reason to constitute a majority of the Board, or (c) approval by the Company's shareholders of a reorganization, merger, consolidation or share exchange, unless the holders of the Company's common stock immediately prior to the transaction own a majority of the votes entitled to be cast for the directors immediately following such transaction, or (d) approval of the Company's shareholders of a liquidation or dissolution, or a sale, lease, exchange or other disposition (in one transaction or a series of transactions) of all, or substantially all, of the assets of the Company.

          Anything in this Agreement to the contrary notwithstanding, in the event it is determined that any payment or distribution by the Company to the Executive or for his benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that, after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payment.

          Subject to the provisions of the next following paragraph, all determinations required to be made under this Section 6, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by the Company's principal independent accounting firm at the time such determination is made (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Company and the Executive within thirty (30) business days following the date the Change of Control occurs, or such earlier time as is requested by the Company. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with an opinion that the Executive has substantial authority not to report any excise tax on his federal income tax return. Any determination by the Accounting Firm shall be binding upon the Company and the Executive except as provided elsewhere in this Section 6. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that a Gross-Up Payment which will not have been made by the Company should have been made ("the Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to this Section 6 and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be paid promptly by the Company to the Executive or for his benefit.

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

          The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable after the Executive knows of such claim and shall apprise the Company of the nature of the claim and the date on which the claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the thirty-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

              (i) give the Company any information reasonably requested by the Company relating to such claim,

              (ii) take such action in connection with contesting the claim as the Company reasonably requests in writing from time to time, including, without limitation, accepting legal representation with regard to the claim by an attorney selected by the Company, and acceptable to the Executive,

              (iii) cooperate with the Company (at no cost to the Executive) in good faith in order effectively to contest the claim, and

              (iv) permit the Company to participate in any proceedings relating the claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payments of costs and expenses. Without limitation on the foregoing provisions of this Section 6, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company determines; provided, further, however, that (A) if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive on an

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

interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and (B) any request by the Company that the Executive extend the statute of limitations relating to payment of taxes for his taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

          If, after the receipt by the Executive of an amount advanced by the Company pursuant to this Section 6, the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of this Section 6) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to this Section 6, a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

     7. Confidential Information. The Executive shall not at any time divulge, use, furnish, disclose or make available to anyone, other than an employee or Director of the Company with a reasonable need to know, any knowledge or information with respect to confidential or secret data, procedures or techniques of the Company, provided, however, that nothing in this Section 7 shall prevent the disclosure by the Executive of any such information which at any time comes into the public domain other than as a result of the violation of the terms of this Section 7 by the Executive or which is otherwise lawfully acquired by the Executive or disclosure by the Executive required by law.

     8. Assignment. The Executive may not assign any rights or delegate any duties in or under this Agreement. This Agreement may be assigned, in whole but not in part, by the Company to any successor to the Company or its business or to any subsidiary or affiliate of the Company, provided that the assignee agrees in writing to be bound by its terms.

     9. Waiver. The waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed as a waiver of any prior or subsequent breach thereof.

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

     10. Amendment or Modification. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and an officer of the Company acting on behalf of the Board of Directors of the Company.

     11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to choice or conflict of law principles.

     12. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

     13. Notices. Any notices required or permitted to be given hereunder shall be sufficient if in writing, and if delivered by hand, by courier, by facsimile, or sent by certified mail, return receipt requested, prepaid, to the addresses set forth below or such other address as either party may from time to time designate in writing to the other and shall be deemed given as of the date of the delivery if delivered by hand or by courier or, if mailed, three (3) days after the date of mailing.

If to the Executive:

               Don R. Dailey
               c/o Carey International, Inc.
               4530 Wisconsin Avenue, N.W.
               Washington, D.C. 20016

If to the Company:

               Carey International, Inc.
               4530 Wisconsin Avenue, N.W.
               Washington, D.C. 20016
               Attn:  Chief Executive Officer

     14. Entire Agreement and Binding Effect. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns and legal representatives.

     15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and

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the same instrument, and in pleading or proving any provision of this Agreement it shall not be necessary to produce more than one of such counterparts.

     16. Headings. The Section headings appearing in this Agreement are for reference purposes only and shall not be considered a part of this Agreement or in any way modify, amend or affect its provisions.

     17. No Mitigation. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise. Except as otherwise provided in Section 5(d)(ii) with respect to certain fringe benefits, no payment provided for in this Agreement shall be reduced by any compensation earned by the Executive as the result of employment by another employer, or the Executive's receipt of income from any other source, after the termination of his employment with the Company.

     18. Indemnification. The Executive shall be entitled at all times to be indemnified by the Company to the maximum extent permitted by law. The provisions of this Section 18 shall survive termination of this Agreement.

     19. Withholding. All payments made by the Company hereunder shall be subject to withholding in accordance with applicable state and federal law.

     20. Legal Fees. The Company shall pay to the Executive all reasonable legal fees and expenses incurred by the Executive in the preparation of this Agreement and in contesting or disputing any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided by this Agreement, so long as the claim is not frivolous.

     21. Dispute Resolution. If a dispute arises out of or relates to this Agreement, or the breach hereof, and if such dispute is not settled within a commercially reasonable time through negotiations, the parties shall attempt in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association, before resorting to arbitration, litigation or other dispute resolution procedures. No resolution or attempted resolution of any dispute or disagreement pursuant to this Section 21 shall be deemed to be a waiver of any term or provision of this Agreement or a consent to any breach or default, unless such waiver or consent shall be in writing and signed by the party claimed to have waived or consented.

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     IN WITNESS WHEREOF, the parties have executed this Agreement under seal as the date first above written.

                              CAREY INTERNATIONAL, INC.

                              By: /s/ Vincent A. Wolfington
                                  ---------------------------------
                              Name:  Vincent A. Wolfington
                              Title: Chairman of the Board


                              EXECUTIVE:

                              /s/ Don R. Dailey
                              --------------------------------
                              Don R. Dailey

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